As Filed with the Securities and Exchange Commission on July 24, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

VIROLOGIC, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-3234479

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

270 East Grand Avenue

San Francisco, California 94080
(650) 635-1100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William D. Young

Chief Executive Officer
ViroLogic, Inc.
270 East Grand Avenue
San Francisco, California 94080
(650) 635-1100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Christopher J. Kearns, Esq. Cooley Godward LLP 4365 Executive Drive, Suite 1100 San Diego, CA 92121 (858) 550-6000	Stephen T. Burdumy, Esq. Klehr, Harrison, Harvey, Branzburg & Ellers LLP 260 South Broad Street Philadelphia, PA 19102 (215) 568-6060

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $.001 par value	6,574,962	3.005	19,757,761	$4,940.00

(1)	Pursuant to the terms of the first registration rights agreement, dated June 29, 2001, between the registrant and the selling security holders, the registrant is hereby registering a number of shares of common stock equal to (A) 150% of the number of shares issuable upon full conversion of convertible preferred stock, issued pursuant to the securities purchase agreement dated June 29, 2001, held by the selling security holders (1.5 x 2,607,843 shares) plus (B) 1,359,260 shares, representing an estimation of five years of semi-annual premium payments on each share of convertible preferred stock then outstanding, estimated as follows: $300 worth of common stock each six-month period (with the common stock valued at $2.55, which is the average of the closing sales prices of the common stock for the 10 trading days ending on the date of the issuance of the convertible preferred stock), provided, that, beginning with the fourth such payment, the value of the common stock to be issued will increase by an additional $100 on the date of each such payment, up to a maximum of $700 (for a total per share five-year estimate of 2,044 shares of common stock on each of the 665 shares of convertible preferred stock held by the selling security holders); plus (C) 1,303,928 shares issuable upon exercise of warrants granted June 29, 2001, held by the selling security holders. These numbers of shares are subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar events as specified in the terms of the convertible preferred stock and the warrants. Therefore, pursuant to Rule 416 under the Securities Act, this registration statement also covers such number of additional securities to be offered or issued in connection with conversion of convertible preferred stock or exercise of warrants to prevent dilution resulting from stock splits, stock dividends or similar events.

(2)	Estimated in accordance with Rule 457(c) of the Securities Act solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the registrant’s Common Stock as reported on the Nasdaq National Market on July 18, 2001.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The security holders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 24, 2001

PROSPECTUS

6,574,962 Shares

Common Stock

        This prospectus relates to the offer and sale, from time to time, of up to 6,574,962 shares of our common stock by the selling security holders, issuable upon conversion of convertible preferred stock and exercise of warrants to purchase common stock, in addition to additional securities that may become issuable according to the respective rights, preferences and privileges of the convertible preferred stock and warrants. The convertible preferred stock and warrants were issued in connection with a $16.25 million private placement structured to occur in two closings. The common stock identified in this prospectus covers the shares underlying the securities issued in the first closing as well as additional shares that may become issuable according to the rights, preferences and privileges of those securities. The first closing occurred on July 2, 2001, and we received proceeds of $6.65 million; and we expect to raise the remaining $9.6 million at the second closing. The shares offered by this prospectus shall be adjusted to cover any additional securities as may become issuable upon conversion of the convertible preferred stock and exercise of the warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions. We plan to create a separate prospectus for the shares of common stock underlying the convertible preferred stock and warrants expected to be sold to the selling security holders in the second closing of the $16.25 million private placement.

      For a description of the plan of distribution of the shares, see page 16 of this prospectus.

      Our common stock is currently traded on the Nasdaq National Market under the symbol “VLGC.” On July 20, 2001, the last reported sales price for our common stock was $3.05 per share.

Investment in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 3 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2001.

OUR BUSINESS
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.Other Expenses of Issuance and Distribution.
Item 15.Indemnification of Officers and Directors.
Item 16. Exhibits.
Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS
EXHIBIT 5.1
EXHIBIT 23.1

OUR BUSINESS

      The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated here by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Virologic, Inc.

      We are a biotechnology company developing, marketing and selling innovative products to guide and improve treatment of viral diseases. We developed a practical way of directly measuring the impact of genetic mutations on drug resistance and using this information to guide therapy. We have proprietary technology, called PhenoSense, for testing drug resistance in viruses that cause serious viral diseases such as AIDS, hepatitis B and hepatitis C. We believe our PhenoSense technology has significantly improved viral drug resistance testing. Our technology uses a genetically engineered virus that replicates only once. As a result, we avoid the need to culture viruses during testing, which makes the tests more consistent and accurate and dramatically shortens the time required to complete them. Also, our tests can be automated and performed in large numbers, making them practical for routine use in clinical management of patients. We believe that our tests and the information that we collect from these tests have the potential to significantly change the way physicians treat viral diseases.

      Our first product, PhenoSense HIV, is a test that directly and quantitatively measures resistance of a patient’s HIV to anti-viral drugs. The results help physicians select appropriate drugs for their HIV patients. When a physician requests a PhenoSense HIV test for a patient, a clinical laboratory or a hospital draws a blood sample from the patient and then sends this sample to us. We receive the sample and perform the test ourselves in our clinical laboratory, which contains all the equipment necessary to perform the test. We then send a report detailing the results to the physician and invoice and receive payment from the clinical laboratory or hospital that sent the blood sample to us. In most instances, the clinical laboratory or hospital is responsible for billing the patient or the patient’s insurance company, as appropriate, however, in some cases we bill the patient or patient’s insurer directly. We began actively marketing PhenoSense HIV to physicians in November 1999. In addition, we provide testing services to pharmaceutical companies for the purpose of evaluating new drugs and drug candidates.

      We are also developing resistance testing products for other viral diseases and are collecting test results and related clinical data in an interactive database that we plan to make available to pharmaceutical companies for use in drug marketing and drug development and to physicians for use in therapy guidance. Our other products and products in development include: (i) GeneSeq HIV, a genotypic test; (ii) PhenoSense HBV, for hepatitis B; (iii) PhenoSense HCV, for hepatitis C; (iv) an entry assay, to measure HIV resistance entry inhibitors; and (v) a test to measure viral fitness, which is a measure of a virus’s ability to reproduce and infect new cells.

      On June 29, 2001, we entered into a securities purchase agreement with the selling security holders, pursuant to which we agreed to issue and sell to the selling security holders, and the selling security holders agreed to purchase from us, an aggregate of 1,625 shares of our Series A preferred stock, and warrants to purchase an aggregate of 3.19 million shares of our common stock, for an aggregate purchase price of $16.25 million in a private placement. The securities purchase agreement contemplates two closings, each for a portion of the Series A preferred stock and the warrants. The first closing occurred on July 2, 2001, and we received gross proceeds of $6.65 million. The second closing is subject to approval by our stockholders and other terms and conditions specified in the securities purchase agreement. The rights, preferences and privileges of the Series A preferred stock are set forth in the certificate of designations, preferences and rights filed with the Delaware Secretary of State. The warrants are subject to the terms and conditions of the stock purchase warrant issued by us and evidencing the warrants. Pursuant to two registration rights agreements, we agreed to prepare and file with the SEC a registration statement containing this prospectus, and a second registration statement following the second closing, covering the resale of the shares of our common stock issuable upon conversion of the Series A preferred stock, and issuable upon exercise of the warrants and that may become issuable pursuant to the respective rights, preferences and privileges of the Series A preferred stock and warrants.

      We were incorporated in Delaware in November 1995. Our principal executive offices are located at 270 East Grand Avenue, South San Francisco, CA 94080. Our telephone number is (650) 635-1100.

RISK FACTORS

      Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

RISKS RELATED TO THE ISSUANCE OF SERIES A PREFERRED STOCK AND WARRANTS

We may be obligated to redeem the Series A preferred stock at a premium to the purchase price.

      The selling security holders have the right to require us to redeem all of the Series A preferred stock that they own for cash equal to the greater of (i) 115% of the original purchase price plus 115% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series A preferred stock are then convertible, in any of the following situations:

•	if our common stock is not tradable on the NYSE, the AMEX, the Nasdaq National Market or the Nasdaq SmallCap market for an aggregate of twenty trading days in any nine month period

•	if a registration statement covering the common stock underlying the Series A preferred stock to be issued in the second closing of the private placement is not effective within 120 days of the second closing of the transaction

•	if we fail to remove a restrictive legend on any certificate representing any common stock issued to any holder of Series A preferred stock when required to do so

•	if we fail to have sufficient shares of common stock reserved to satisfy conversions of Series A preferred stock

•	if we fail to honor requests for conversion, or if we notify any holder of Series A preferred stock of our intention not to honor future requests for conversion

•	if at any time prior to the approval by our stockholders at a special meeting of the transaction we are prohibited from issuing common stock to holders of the Series A preferred stock as a result of Rule 4350(i) of the National Association of Securities Dealers, Inc., which we refer to in this prospectus as the 20% Rule, for an aggregate of more than 90 days

•	upon the institution of bankruptcy proceedings, the making of an assignment for the benefit of creditors or other similar event

•	if we sell all or substantially all of our assets, or if the control of our company changes

•	if we fail to pay any indebtedness in excess of $350,000 when due, or if there is any event of default that is likely to have a material adverse effect on us

•	if 35% of more of our voting power is held by any one person, entity or group

•	if we commit a material breach under, or otherwise materially violate the terms of, the transaction documents entered into in connection with the issuance of the Series A preferred stock and the warrants

      In addition to the foregoing, if our stockholders fail to approve the private placement prior to September 27, 2001, we may be required to redeem the Series A preferred stock for cash equal to the greater of (i) 105% of the original purchase price plus 105% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series A preferred stock are then convertible. Redemption of the Series A preferred stock in this or any other event described above would require us to expend a significant amount of cash that would substantially exceed the proceeds that we received in the private placement and could exceed our ability to make such payment or raise additional capital.

Our stockholders could experience substantial dilution as result of the issuance of and terms of our Series A preferred stock and the related warrants.

      The 665 shares of Series A preferred stock that were sold in the first closing of the private placement are initially convertible into approximately 2,607,849 shares of common stock. The warrants granted in connection with that issuance are initially exercisable for 1,303,928 shares of common stock, at an exercise price of $2.805 per share. Together, this represents about 3,911,777 shares of common stock, or 19.5% of the outstanding shares of our common stock as of the first closing, issuable for an approximate effective price of $2.63 per share. In addition, we are obligated to seek and are seeking stockholder approval for the sale and issuance of an additional 960 shares of Series A preferred stock, initially convertible into 3,764,712 shares of common stock, and warrants to purchase an additional 1,882,358 shares of common stock at an exercise price of $2.805 per share. If approved by the stockholders, the additional issuance, together with the shares and warrants sold in the first closing, will result in the issuance of shares and grant of warrants convertible into or exercisable for an aggregate of 9,558,847 shares of common stock for an approximate effective price of $2.63 per share. This amount represents approximately 47.7% of the number of shares of our common stock outstanding as of the first closing of the private placement.

      Moreover, the number of shares of common stock set forth above that we may be required to issue upon conversion of the Series A preferred stock and exercise of the warrants, or otherwise in connection with those securities, can increase substantially in several events, including if:

•	we issue shares of stock for less than the conversion price of the Series A preferred stock (initially $2.55) or the exercise price of the warrants (initially $2.805)

•	we fail to have sufficient shares of common stock reserved to satisfy conversions, exercises and other issuances

•	we fail to honor requests for conversion, or notify any holder of Series A preferred stock of our intention not to honor requests for conversion

•	we fail to grant shares upon exercise of the warrants

•	prior to the approval by the stockholders of the private placement, we are prohibited from issuing common stock to holders of the Series A preferred stock for more than 90 days as a result of the Nasdaq 20% Rule

      We are also obligated to issue additional shares of common stock every six months to the holders of the Series A preferred stock, as “premium payments” as required by the terms of the Series A preferred stock. Initially, these issuances will equal about 118 shares of common stock for every share of Series A preferred stock outstanding at the time the issuance is made. The number of shares we must issue increases every six months, starting with the fourth such issuance, by 39 shares of common stock for each share of Series A preferred stock, up to a maximum of 275 shares of common stock for every share of Series A preferred stock. Assuming that all 1,625 shares of the Series A preferred stock remain outstanding for five years following their issuance, we will issue, as “premium payments”, in addition to the share issuable as described in the previous paragraph, an additional 3,321,500 shares of common stock, or 16.6% of the shares of common stock outstanding as of the first closing, to the holders of the Series A preferred stock, for which we will receive no additional consideration.

      We may also be required to issue shares of common stock without additional consideration in the event that either of the following occur:

•	a registration statement similar to this one covering shares to be sold in the second closing of the private placement is not filed within 30 days of, or effective within 120 days after, the date of the second closing

•	we fail to redeem any shares of Series A preferred stock when required

      All of the foregoing issuances of common stock are likely to be substantially dilutive to the outstanding shares of common stock, especially where, as described above, the shares of common stock are issued without additional consideration. Moreover, any increase in the number of shares of common stock we are required to issue resulting from anti-dilution protection, penalties or other adjustments to the conversion or exercise prices of the Series A preferred stock and/or the warrants described above will further increase the anticipated dilution to the outstanding holders of our common stock.

      Any such dilution, potential dilution, or increase in dilution or potential dilution, may result in a decrease in the value of the outstanding shares of our common stock. Such a decrease in value, the risk of dilution, any actual dilution, or any increase in potential dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in stock price of our common stock. In addition, any downward pressure on the trading price of our common stock could encourage investors to engage in short sales, which would further contribute to a downward pricing of our common stock.

We may be required to obtain the consent of the holders of Series A preferred stock before taking corporate actions, which could harm our business.

      Our charter documents require us to obtain the consent of the holders of the Series A preferred stock before we may issue securities that have senior or equal rights as the Series A preferred stock or incur unsecured indebtedness for borrowed money, or take other actions with respect to the Series A preferred stock or securities that have fewer rights than the Series A preferred stock. We are also required to obtain the consent of the holders of the Series A preferred stock before we amend or modify our certificate of incorporation or bylaws to change any of the rights of the Series A preferred stockholders. While these obligations may deter a potential acquirer from completing a transaction with us, they may also prevent us from taking corporate actions that would be beneficial to our stockholders and us.

RISKS RELATED TO OUR COMPANY AND ITS BUSINESS

We expect to incur future operating losses and may not achieve profitability, which may cause our stock price to fall.

      We have experienced significant and increasing operating losses each year since our inception and expect to incur substantial additional operating losses for at least the next two years. We experienced net losses allocable to common stockholders of approximately $38.9 million, $20.2 million, and $8.1 million in 2000, 1999 and 1998, respectively. As of March 31, 2001, we had an accumulated deficit of approximately $59.8 million. We expect to continue to incur substantial operating losses for at least the next two years primarily as a result of expected increases in expenses for:

•	Expanding patient sample processing capabilities;

•	Research and product development costs;

•	Sales and marketing;

•	Additional clinical laboratory and research space and other necessary facilities; and

•	General and administrative costs.

      If our history of operating losses continues, our stock price may fall and you may lose part or all of your investment.

We will need to raise additional capital and it may not be available on commercially reasonable terms, which would cause our ability to operate our business to be diminished.

      We anticipate that our existing capital resources will enable us to maintain currently planned operations through at least December 31, 2001. Nevertheless, due to the expected nature of our operations, we will need to secure additional financings in order to continue our business, and may need additional financings in the shorter term. We raised $6.65 million in the first closing of the private placement with the selling security holders, but these funds do not alleviate our need for future capital. In addition, it is not certain that the second closing of the private placement with the selling security holders, which is expected to raise an additional $9.6 million for us, will occur in a timely manner, or at all. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our stockholders. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

Our testing products may not achieve market acceptance, which could limit our future revenue.

      Our ability to establish phenotypic resistance testing as the standard of care to guide and improve the treatment of viral diseases will depend on physicians’ and clinicians’ acceptance and use of phenotypic resistance testing. Phenotypic resistance testing is new. We cannot predict the extent to which physicians and clinicians will accept and use phenotypic resistance testing. They may prefer competing technologies and products such as genotypic testing. The commercial success of phenotypic resistance testing will require demonstrations of its advantages and potential economic value in relation to the current standard of care, as well as to genotypic testing. We have introduced only one product using our proprietary PhenoSense technology, PhenoSense HIV, which we began actively marketing in November 1999. We are still in the early stages of development of new products applying our PhenoSense technology to other viral diseases. If PhenoSense HIV is not accepted in the marketplace, our ability to sell other PhenoSense products would be undermined. Market acceptance will depend on:

•	Our marketing efforts and continued ability to demonstrate the utility of PhenoSense in guiding anti-viral drug therapy, for example, through the results of retrospective and prospective clinical studies;

•	Our ability to demonstrate the advantages and potential economic value of our PhenoSense testing products over current treatment methods and other resistance tests; or

•	If the market does not accept phenotypic resistance testing, or our PhenoSense products in particular, our ability to generate revenue will be limited.

Our revenues will be diminished if payors do not authorize reimbursement for our products.

      Government and third-party payors, which reimburse patients and healthcare providers for medical expenses, are attempting to contain or reduce the costs of healthcare. This could limit the price that we can charge for our products and hurt our ability to generate revenues. In the United States, federal and state government healthcare programs have been attempting to reduce costs and otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare products. Significant uncertainty exists as to the reimbursement status of new medical products like PhenoSense HIV, especially in light of any negative results from clinical studies. Third-party payors, including state payors and Medicare, are challenging the prices charged for medical products and services. If government and other third-party payors do not provide adequate coverage and reimbursement for PhenoSense HIV, GeneSeq or other phenotypic and genotypic testing products, our revenues will be reduced.

If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products.

      We currently have fourteen sales people and limited marketing resources. In order to continue to commercialize our products effectively and to expand into additional markets, we must expand our sales and marketing capabilities or arrange with a third party to perform these services. We are currently taking steps in this direction, but we may not be able to do this successfully. If we enter into co-promotion or other marketing arrangements, our share of product revenues is likely to be lower than if we directly marketed and sold our products through our own sales force. If we fail to effectively commercialize our products our revenue will be reduced.

We have limited experience processing patient samples for our resistance tests and may encounter problems or delays in processing tests, or in expanding our automated testing systems, which could result in lost sales revenue.

      Over the last year, we have begun to process a significant number of patient samples and are continuing to develop our quality-control procedures. In order to meet the projected demand for PhenoSense HIV, GeneSeq and other future phenotypic and genotypic resistance testing products, we will have to process many more patient samples than we are currently processing. We also have to establish more consistency with respect to test turnaround so that results are delivered in a timely manner. Thus, we need to develop and implement additional automated systems to perform our tests. We also need to develop more sophisticated software to support the automated tests, analyze the data generated by our tests, and report the results. We may not be able to do develop as needed. Further, as we attempt to scale up our processing of patient samples, processing or quality control problems may arise. If we are unable to consistently process patient samples on a timely basis because of these or other factors, or if we encounter problems with our automated processes, our revenues will be limited.

We face intense competition, and if our competitors’ existing products or new products are more effective than our products, the commercial opportunity for our products will be reduced or eliminated.

      The commercial opportunity for our products will be reduced or eliminated if our competitors develop and market new testing products that are superior to, or are less expensive than, PhenoSense HIV or other genotypic and phenotypic resistance testing products we develop using our proprietary PhenoSense technology. The biotechnology industry evolves at a rapid pace and is highly competitive. Our major competitors include manufacturers and distributors of phenotypic drug resistance technology, such as Virco. We also compete with makers of genotypic tests such as Applied Biosystems, Visible Genetics and laboratories performing genotypic testing as well as other genotypic testing referred to as virtual phenotyping. Each of these competitors is attempting to establish its test as the standard of care. Virco’s phenotypic test and genotypic tests have been commercially available for a longer time than has PhenoSense HIV. Genotypic tests are cheaper and generally faster than our phenotypic resistance tests. Our competitors may successfully develop and market other testing products that are either superior to those that we may develop or that are marketed prior to marketing of our testing products. Some of our competitors have substantially greater financial resources and research and development staffs than we do. In addition, some of our competitors have significantly greater experience in developing products, and in obtaining the necessary regulatory approvals of products and processing and marketing products.

If we do not successfully introduce new products using our technology, we may not achieve profitability.

      We may not be able to develop and market phenotypic resistance testing products for viral diseases other than HIV, including HBV and HCV. Demand for these products will depend in part on the development by others of additional anti-viral drugs to fight these diseases. Physicians will likely use our resistance tests to determine which drug is best for a particular patient only if there are multiple drug treatment options. Several anti-viral drugs are in development, but we cannot assure you that they will be approved for marketing, or if these drugs are approved, that there will be a need for our resistance tests. If we are unable to develop and market phenotypic and/or genotypic resistance test products for other viral diseases, or if an insufficient number of anti-viral drug products are approved for marketing, we may not achieve profitability.

Some of our vendors are our sole source of supply for certain of our testing materials, and there are limited sources and supplies of some of these materials, which could result in our inability to secure sufficient materials to conduct our business.

      We rely on a few vendors as our sole source of supply for various materials in our testing process. In some cases, there are no other available sources of materials that we require for our tests. In other instances, there are limited sources and limited supplies of necessary materials. Any extended interruption, delay or decreased availability of the supply of these materials could result in our failure to meet our customers’ demands, and prevent us from running our business as contemplated. We might also face significant additional expenditures if we are forced to find alternate sources of supplies, or we change materials we use. If significant customer relationships were harmed by our failing to report test results on a timely basis, or another negative impact on our ability to procure necessary materials, then our operations and revenues could be adversely affected. Similarly, if our expenses were to increase dramatically as a result of changes to our relationships with vendors or ability to procure materials, it would make it more difficult for us to attain profitability, offer our tests at competitive prices, and continue our business as currently conducted or at all.

We are dependent on a license for technology we use in our PhenoSense testing, and our business would suffer if the license was terminated or not renewed.

      We license technology that we use in our PhenoSense testing from Roche. We hold a non-exclusive license for the life of the patent term of the last licensed Roche patent. We believe that many of our competitors, including Virco and other resistance testing companies, also license this technology on non-exclusive terms. In order to maintain this license, however, we must pay royalties, make a semi-annual royalty report and participate in proficiency testing. If Roche were to terminate this license or this license was not renewed, we would have to change a portion of our testing methodology, which would halt our testing, at least temporarily, and cause us to incur substantial additional expenses.

The intellectual property underlying our PhenoSense technology and trade secrets may not be adequate, allowing third parties to use our PhenoSense technology or similar technologies, and thus reducing our ability to compete in the market.

      The strength of our intellectual property protection is uncertain. In particular, we cannot be sure that we were the first to invent the technologies covered by our patent or pending patent applications; we were the first to file patent applications for these inventions; others will not independently develop similar or alternative technologies or duplicate any of our technologies; any of our pending patent applications will result in issued patents; any patents issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties. Other companies may have patents or patent applications relating to products or processes similar to, competitive with or otherwise related to our products. Patent law relating to the scope of claims in the technology fields in which we operate, including biotechnology and information technology, is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these lawsuits or that, if successful, we will be awarded commercially valuable remedies. In addition, it is possible that we will not have the required resources to pursue such litigation or to otherwise protect our patent rights. We also rely on unpatented trade secrets to protect our proprietary technology. Other companies may independently develop or otherwise acquire equivalent technology or gain access to our proprietary technology.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

      Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

We may be unable to build brand loyalty because our trademarks and trade names may not be protected.

      Our registered or unregistered trademarks or trade names such as the name PhenoSense, may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short term and long term marketing strategies especially as we commercialize future enhancements to our products.

Our business operations and the operation of our clinical laboratory facility are subject to stringent regulations and if we are unable to comply with them, we may be prohibited from accepting patient samples or may incur additional expenses to attain and maintain compliance.

      The operation of our clinical laboratory facility is subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments of 1988. Laboratories must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratory is also subject to regulation by the state of California and various other states. We have received accreditation by the College of American Pathologists and therefore are subject to their requirements and evaluation. Our failure to comply with applicable requirements could result in various penalties, including loss of certification or accreditation. We believe that the FDA will not seek to fully regulate our products under our current labeling and marketing plans. However, we cannot predict the extent of future FDA regulation, and we might be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations. We also believe that the FDA will not require that phenotypic and/or genotypic testing conducted at a clinical laboratory be subject to premarketing clearance. Although the FDA has stated in the past that it believes that its jurisdiction extends to tests generated in a clinical laboratory, the agency has said it will allow the home brewed tests to be run and the results commercialized without FDA premarket approval. We cannot be sure, however, that the FDA will not in the future require premarket clearance and clinical data demonstrating the sensitivity and specificity of our products. If we do not comply with existing or additional regulations, or if we incur penalties, it could increase our expenses, prevent us from increasing revenues, or hinder our ability to conduct our business. In addition, changes in existing regulations or new regulations may delay or prevent us from marketing our products.

Our information and other internal systems may not work effectively and as a result we may not be able to process orders, record transactions and meet our reporting obligations, which in turn could affect our ability to run our business efficiently or profitably.

      In 2000, we installed several new information systems, including enterprise resource and laboratory information systems. If our new information and internal systems do not work effectively, we may experience delays or failures in our operations. These delays or failures could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and our ability to properly forecast earnings and cash requirements. Our current and planned systems, transaction processing, procedures and controls may not be adequate to support future operations. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial systems, transaction processing, procedures and controls.

Clinicians or patients using our products or services may sue us and our insurance may not sufficiently cover all claims brought against us, which will increase our expenses.

      Clinicians, patients and others may at times seek damages from us if drugs are incorrectly prescribed for a patient based on testing errors or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. We may incur significant legal defense expenses in connection with a liability claim, even one without merit or for which we have coverage.

Our lack of operating experience may cause us difficulty in managing our growth and attracting and retaining skilled personnel, which could hinder our commercial efforts and impair our ability to compete.

      We have limited experience selling our products and processing patient samples. If our management is unable to manage our growth effectively, it is possible that our systems and our facilities may become inadequate. Our success also depends on our continued ability to attract and retain highly qualified management and scientific personnel. Competition for personnel is intense. We believe stock options are a critical component of motivating and retaining our key employees. As we mature as a public company, stock options may be less attractive to potential candidates for our management and scientific positions, and, therefore, it may be more difficult to fill those positions. If we cannot successfully attract and retain qualified personnel, our research and development efforts could be hindered and our ability to run our business effectively and compete with others in our industry will be harmed.

We may be subject to litigation, which would be time consuming and divert our resources and the attention of our management.

      We were involved in a dispute with a significant stockholder and former officer. We settled the dispute in November 1999. In connection with the settlement, we purchased shares of our common stock held by him for $225,000 in cash, and allowed him to retain other shares that we had a right to repurchase. In 1999, we recorded $1.9 million in legal fees and costs related to this settlement, including a non-cash charge related to the common stock retained by him. In the future, our stockholders or former employees may bring further claims and we may have to spend significant additional resources and time. Even if we are eventually successful in our defense of any such claim, the time and money spent may prevent us from operating our business effectively or profitably or may distract our management.

Our operating results may fluctuate from quarter to quarter, making it likely that, in some future quarter or quarters, we will fail to meet analysts’ estimates of operating results or financial performance, causing our stock price to fall.

      If revenue declines in a quarter, our losses will likely increase or our earnings will likely decline because many of our expenses are relatively fixed. Though our revenues may fluctuate significantly as we continue to build the market for our products, expenses such as research and development, sales and marketing and general and administrative are not affected directly by variations in revenue. In addition, our cost of revenue could also fluctuate significantly due to variations in the demand for our product and the relatively fixed costs to produce it. We cannot accurately predict how volatile our future operating results will be because our past and present operating results, which reflect moderate sales activity, are not indicative of what we might expect in the future. It is likely that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors, as they have been in the past. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

If a natural disaster strikes our clinical laboratory facility, we would be unable to process our customers’ samples for a substantial amount of time and we would lose revenue.

      We rely on a single clinical laboratory facility to process patient samples for our products and have no alternative facilities. We will also use this facility for conducting other tests we develop, and even if we move into different or additional facilities they will likely be in close proximity to our current clinical laboratory. Our clinical laboratory and some pieces of processing equipment are difficult to replace and could require substantial replacement lead-time. Our processing facility may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance since our clinical laboratory is located in South San Francisco, California, an earthquake-prone area. In the event our existing clinical laboratory facility or equipment is affected by man-made or natural disasters, we would be unable to process patient samples and meet customer demands or sales projections. If our patient sample processing operations were curtailed or ceased, we would not be able to perform our tests and we would lose revenue.

Concentration of ownership among our executive officers, directors and principal stockholders may prevent investors from influencing significant corporate decisions.

      At July 18, 2001, our directors, entities affiliated with our directors and our executive officers own, in the aggregate, approximately 22% of our outstanding common stock. These stockholders, as a group, are able to substantially influence our management and affairs. If acting together, they would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change in our control at a premium price if these stockholders oppose it.

Our stock price may be volatile, and our stock could decline in value.

      The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. Our stock price has fluctuated widely since we became a publicly traded company. The following factors, in addition to other risk factors described in this section, may have a significant adverse impact on the market price of our common stock:

•	Announcements of technological innovations or new commercial products by our competitors;

•	Results from clinical studies;

•	Developments concerning proprietary rights, including patents;

•	Publicity regarding actual or potential medical results relating to products under development by our competitors;

•	Regulatory developments in the United States and foreign countries;

•	Changes in payor reimbursement policies;

•	Litigation;

•	Economic and other external factors or other disaster or crisis; and

•	Period-to-period fluctuations in financial results.

If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall.

      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Sales of a substantial number of shares could occur at any time. This may have an adverse effect on the price of our common stock and may impair our ability to raise capital in the future.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

      Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, merger in which we are not the surviving company or changes in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage acquisitions or other changes in our control and otherwise limit the price that investors might be willing to pay in the future for our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include:

•	the market acceptance of our resistance testing products;

•	the effectiveness of our competition’s existing products and new products;

•	the ability to effectively manage growth; and

•	the risks associated with our dependence on patents and propriety rights.

      Because the risk factors referred to above, as well as the risk factors beginning on page 2 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING SECURITY HOLDERS

      Pursuant to a securities purchase agreement dated June 29, 2001 among us and the selling security holders, we issued and sold, for an aggregate purchase price of $6.65 million:

•	an aggregate of 665 shares of Series A preferred stock, convertible, together with any unpaid premium, into shares of our common stock determined in accordance with this formula:

  10,000 + unpaid premium

conversion price

(the conversion price is initially $2.55 per share, but is subject to adjustment); and

•	warrants to purchase an aggregate of 1,303,928 shares of our common stock at an initial exercise price of $2.805 per share, subject to adjustment, which warrants are exercisable at the election of the selling security holder.

      The table below presents information regarding the selling security holders and the shares that they may offer and sell from time to time under this prospectus. The shares of common stock covered, as to their resale, under this prospectus include shares issued or issuable (i) upon conversion of the Series A preferred stock, including any additional shares issuable upon adjustments to the conversion price of the Series A preferred stock, (ii) upon exercise of the warrants, including any additional shares issuable upon adjustments to the exercise price of the warrants and (iii) as payment of the premiums and penalties relating to the outstanding shares of Series A preferred stock and outstanding warrants, as described in the securities purchase agreement, the first registration rights agreement and the certification of designations, preferences and rights filed with the Delaware Secretary of State.

      The number of shares set forth in the table represents an estimate of the number of shares of common stock to be offered by the selling security holders and includes:

•	3,911,744 shares of common stock, representing 150% of the common stock issuable upon conversion of the Series A preferred stock held by such selling security holders as of July 18, 2001, based on a conversion price of $2.55 per share;

•	1,359,260 shares of common stock, representing five years of semi-annual premium payments for each share of Series A preferred stock outstanding, estimated as follows: $300 worth of common stock each six month period (with the common stock valued at $2.55, which is the average of the closing sales prices on the common stock for the 10 trading days ending on the date of the issuance of the Series A preferred stock ), provided, that, beginning with the fourth such payment, the value of the common stock to be issued will increase by an additional $100 on the date of each such payment, up to a maximum of $700 (for a five-year estimate of 2,044 shares of common stock for each of the 665 shares of Series A preferred stock held by the selling security holders as of July 18, 2001); and

•	1,303,928 shares of common stock issuable upon exercise of the warrants granted in connection with the issuance of Series A preferred stock held by such selling security holder as of July 18, 2001, based on an exercise price of $2.805 per share.

      This table is prepared based on information supplied to us by the listed selling security holders. The table assumes that the selling security holders sell all of the shares offered under this prospectus. However, because the selling security holders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling security holders or that will be held by the selling security holders after completion of the sales. Information concerning the selling security holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. The applicable percentages of ownership are based on an aggregate of 20,035,907 shares of our common stock issued and outstanding on July 18, 2001.

	Shares Owned			Shares Owned
	Prior to Offering		Number of	After Offering
			Shares Being
Security Holders	Number	Percent	Offered	Number	Percent

S.A.C. Capital Associates, LLC(1)	1,413,863	7.06%	1,413,863	0	0%

SDS Merchant Fund, LP(2)	603,116	3.01%	603,116	0	0%

Narragansett I, LP(3)	662,440	3.31%	662,440	0	0%

Narragansett Offshore, Ltd.(4)	1,354,539	6.76%	1,354,539	0	0%

Castle Creek Healthcare Partners, LP(5)	306,503	1.53%	306,503	0	0%

CCL Fund LLC(6)	306,503	1.53%	306,503	0	0%

Crestwood Capital Partners, LP(7)	889,844	4.44%	889,844	0	0%

Crestwood Capital International, LP(8)	504,244	2.52%	504,244	0	0%

Crestwood Capital Partners II, LP(9)	98,872	*	98,872	0	0%

Bridgewood Capital Partners, LP(10)	128,535	*	128,535	0	0%

Anvers HealthCare Investors, LP(11)	207,631	1.04%	207,631	0	0%

Anvers II, LP(12)	39,551	*	39,551	0	0%

Anvers, LP(13)	59,324	*	59,324	0	0%

*	less than 1%

(1)	Consists of 1,133,470 shares of common stock issuable on conversion of 143 shares of Series A preferred stock, including five years of premium payments, and 280,393 shares of common stock issuable on exercise of a warrant.

(2)	Consists of 483,508 shares of common stock issuable on conversion of 61 shares of Series A preferred stock, including five years of premium payments, and 119,608 shares of common stock issuable on exercise of a warrant.

(3)	Consists of 531,067 shares of common stock issuable on conversion of 67 shares of Series A preferred stock, including five years of premium payments, and 131,373 shares of common stock issuable on exercise of a warrant.

(4)	Consists of 1,085,911 shares of common stock issuable on conversion of 137 shares of Series A preferred stock, including five years of premium payments, and 268,628 shares of common stock issuable on exercise of a warrant.

(5)	Consists of 245,718 shares of common stock issuable on conversion of 31 shares of Series A preferred stock, including five years of premium payments, and 60,785 shares of common stock issuable on exercise of a warrant.

(6)	Consists of 245,718 shares of common stock issuable on conversion of 31 shares of Series A preferred stock, including five years of premium payments, and 60,785 shares of common stock issuable on exercise of a warrant.

(7)	Consists of 713,373 shares of common stock issuable on conversion of 90 shares of Series A preferred stock, including five years of premium payments, and 176,471 shares of common stock issuable on exercise of a warrant.

(8)	Consists of 404,244 shares of common stock issuable on conversion of 51 shares of Series A preferred stock, including five years of premium payments, and 100,000 shares of common stock issuable on exercise of a warrant.

(9)	Consists of 79,264 shares of common stock issuable on conversion of 10 shares of Series A preferred stock, including five years of premium payments, and 19,608 shares of common stock issuable on exercise of a warrant.

(10)	Consists of 103,044 shares of common stock issuable on conversion of 13 shares of Series A preferred stock, including five years of premium payments, and 25,491 shares of common stock issuable on exercise of a warrant.

(11)	Consists of 166,454 shares of common stock issuable on conversion of 21 shares of Series A preferred stock, including five years of premium payments, and 41,177 shares of common stock issuable on exercise of a warrant.

(12)	Consists of 31,707 shares of common stock issuable on conversion of 4 shares of Series A preferred stock, including five years of premium payments, and 7,844 shares of common stock issuable on exercise of a warrant.

(13)	Consists of 47,559 shares of common stock issuable on conversion of 6 shares of Series A preferred stock, including five years of premium payments, and 11,765 shares of common stock issuable on exercise of a warrant.

      The documents we entered into with the selling security holders in connection with the private placement prohibit each selling security holder from beneficially owning more than an aggregate of 4.99% of our common stock at any time.

      Neither the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

PLAN OF DISTRIBUTION

      The shares may be sold or distributed from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered in this prospectus. The shares will be offered on the Nasdaq National Market System or in privately negotiated transactions. The selling security holders may sell the shares registered here in one or more of the following methods:

•	cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	any combination of the foregoing, or by any other legally available means.

      The selling security holders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a selling security holder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by a selling security holder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

      Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the selling security holders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling security holders elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling security holders and any other required information.

      Under agreements which may be entered into by the selling security holders, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling security holders against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify, in certain circumstances, the selling security holders and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The selling security holders have agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

      Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

      The selling security holders are not obligated to, and there is no assurance that the selling security holders will, sell any or all of the shares.

      We will pay all reasonable costs and expenses incurred by us or the selling security holders in connection with the registration of the shares under the Securities Act, including, all registration and filing fees and our legal fees and accounting fees and legal fees of one counsel selected by the selling security holders.

      We agreed with the selling security holders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares by the security holders. All proceeds from the sale of the shares will be for the accounts of the security holders.

LEGAL MATTERS

      Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, California 92121 will pass upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

      The financial statements of ViroLogic, Inc. appearing in our Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

      We incorporate by reference the documents listed below, except as superseded or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

•	our Amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on March 26, 2001;

•	our Amended Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed on March 26, 2001;

•	our Notice of Annual Meeting and Proxy Statement for our Annual Meeting of Stockholders held on May 24, 2001;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

•	our Current Report on Form 8-K filed with the SEC on July 6, 2001; and

•	the description of our common stock in our Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, filed on April 17, 2000, including any amendments or reports filed for the purpose of updating this description.

      The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address or phone number:

          Secretary

          Virologic, Inc.
          270 East Grand Avenue
          San Francisco, CA 94080
          Telephone: (650) 635-1100

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

6,574,962 Shares

Common Stock

PROSPECTUS

            , 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. The security holders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$4,940.00

Legal fees and expenses	$100,000.00

Accounting fees and expenses	$10,000.00

Printing and related expenses	$5,000.00

Miscellaneous	$3,060.00

Total	$123,000.00

Item 15. Indemnification of Officers and Directors.

      Under Section 145 of the Delaware General Corporation Law of Delaware, or Delaware Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

      Our certificate of incorporation and bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware Law and (ii) require us to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be, made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or the best interests of our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

      We have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was one of our directors or executive officers or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

      At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

      We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16.   Exhibits.

Exhibit
Number	Description of Document

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.(1)
3.2	Bylaws, as currently in effect.(3)
4.1	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, as filed with the Secretary of State of the State of Delaware on June 29, 2001.(2)
4.2	Securities Purchase Agreement, dated as of June 29, 2001, by and among ViroLogic, Inc. and each of the Purchasers.(2)
4.3	Form of Stock Purchase Warrant.(2)
4.4	First Registration Rights Agreement, dated as of June 29, 2001, by and between ViroLogic, Inc. and each of the Purchasers.(2)
4.5	Second Registration Rights Agreement, dated as of June 29, 2001, by and between ViroLogic, Inc. and each of the Purchasers.(2)
5.1	Opinion of Cooley Godward LLP.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. Reference is made to the signature page hereof.

(1)	Filed as an exhibit to registrant’s Registration Statement on Form S-1 (No. 333-30896) or amendments thereto and incorporated herein by reference.

(2)	Filed as an exhibit to registrant’s Current Report on Form 8-K filed with the SEC on July 6, 2001 and incorporated herein by reference.

(3)	Filed as an Exhibit to registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

Item 17.   Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 15 or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by our director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

      We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in our periodic reports filed with or furnished to the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, state of California, on the 23rd day of July, 2001.

VIROLOGIC, INC.

By:	/s/ WILLIAM D. YOUNG

William D. Young
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William D. Young, Kathy L. Hibbs and Karen J. Wilson, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 that relates to this Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM D. YOUNG William D. Young	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	July 23, 2001
/s/ KAREN J. WILSON Karen J. Wilson	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 23, 2001
/s/ ANDERS HOVE, M.D. Anders Hove, M.D.	Director	July 23, 2001
/s/ WILLIAM JENKINS William Jenkins	Director	July 23, 2001
/s/ CRISTINA H. KEPNER Cristina H. Kepner	Director	July 23, 2001
/s/ EDMON JENNINGS Edmon Jennings	Director	July 23, 2001
/s/ DAVID H. PERSING, M.D., PH.D. David H. Persing, M.D., Ph.D.	Director	July 23, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.(1)
3.2	Bylaws, as currently in effect.(3)
4.1	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, as filed with the Secretary of State of the State of Delaware on June 29, 2001.(2)
4.2	Securities Purchase Agreement, dated as of June 29, 2001, by and among ViroLogic, Inc. and each of the Purchasers.(2)
4.3	Form of Stock Purchase Warrant(2)
4.4	First Registration Rights Agreement, dated as of June 29, 2001, by and between ViroLogic, Inc. and each of the Purchasers.(2)
4.5	Second Registration Rights Agreement, dated as of June 29, 2001, by and between ViroLogic, Inc. and each of the Purchasers.(2)
5.1	Opinion of Cooley Godward LLP.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. Reference is made to the signature page hereof.

(1)	Filed as an exhibit to registrant’s Registration Statement on Form S-1 (No. 333-30896) or amendments thereto and incorporated herein by reference.

(2)	Filed as an exhibit to registrant’s Current Report on Form 8-K filed with the SEC on July 6, 2001 and incorporated herein by reference.

(3)	Filed as an Exhibit to registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.